FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __________

AstraZeneca PLC

INDEX TO EXHIBITS

1.         AstraZeneca to acquire Fusion

PUBLISHED

19 March, 2024

AstraZeneca to acquire Fusion to accelerate the development of next-generation radioconjugates to treat cancer

Includes actinium-based clinical-stage radioconjugate targeting PSMA for prostate cancer, pipeline of radioconjugates and state-of-the-art R&D and manufacturing facilities

AstraZeneca has entered into a definitive agreement to acquire Fusion Pharmaceuticals Inc., a clinical-stage biopharmaceutical company developing next-generation radioconjugates (RCs). The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments.

RCs have emerged as a promising modality in cancer treatment over recent years. These medicines deliver a radioactive isotope directly to cancer cells through precise targeting using molecules such as antibodies, peptides or small molecules. This approach has many potential advantages compared to traditional radiotherapy including minimising damage to healthy cells and enabling access to tumours not reachable through external beam radiation.

This acquisition complements AstraZeneca's leading oncology portfolio with the addition of the Fusion pipeline of RCs, including their most advanced programme, FPI-2265, a potential new treatment for patients with metastatic castration-resistant prostate cancer (mCRPC). FPI-2265 targets prostate-specific membrane antigen (PSMA), a protein that is highly expressed in mCRPC, and is currently in a Phase II trial.

The acquisition brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based RCs to AstraZeneca. It also strengthens the Company’s presence in and commitment to Canada.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: “Between thirty and fifty per cent of patients with cancer today receive radiotherapy at some point during treatment, and the acquisition of Fusion furthers our ambition to transform this aspect of care with next-generation radioconjugates. Together with Fusion, we have an opportunity to accelerate the development of FPI-2265 as a potential new treatment for prostate cancer, and to harness their innovative actinium-based platform to develop radioconjugates as foundational regimens.”

John Valliant, Chief Executive Officer, Fusion, said: “This acquisition combines Fusion’s expertise and capabilities in radioconjugates, including our industry-leading radiopharmaceutical R&D, pipeline, manufacturing and actinium-225 supply chain, with AstraZeneca’s leadership in small molecules and biologics engineering to develop novel radioconjugates. Expanding on our existing collaboration with AstraZeneca where we have advanced FPI-2068, an EGFR-cMET targeted radioconjugate into Phase I clinical trials, gives us a unique opportunity to accelerate the development of next-generation radioconjugates with the aim of transforming patient outcomes.”

Fusion will become a wholly owned subsidiary of AstraZeneca, with operations continuing in Canada and the US.

Financial considerations

Under the terms of the definitive agreement, AstraZeneca, through a subsidiary, will acquire all of Fusion’s outstanding shares pursuant to a plan of arrangement for a price of $21.00 per share in cash at closing plus a non-transferable contingent value right of $3.00 per share in cash payable upon the achievement of a specified regulatory milestone. The upfront cash portion of the consideration represents a transaction value of approximately $2bn, a 97% premium to Fusion’s closing market price of $10.64 on 18th March 2024 and an 85% premium to the 30-day volume-weighted average price (VWAP) of $11.37 before this announcement. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $2.4bn, a 126% premium to Fusion’s closing market price on 18th March 2024 and a 111% premium to the 30-day VWAP. As part of the transaction, AstraZeneca will acquire the cash, cash equivalents and short term investments on Fusion’s balance sheet, which totalled $234m as of 31st December 2023.

The transaction is expected to close in the second quarter of 2024, subject to customary closing conditions, including the approval of Fusion shareholders and regulatory clearances.

Notes

Radioconjugates in oncology

RCs combine the precise targeting of antibodies, small molecules or peptides with potent medical radioisotopes to deliver radiation directly to cancer cells. By seeking out cancer cells, RCs provide a more precise mechanism of cancer cell killing compared with traditional radiation therapy, with the goal of improving efficacy while minimising toxicity on healthy cells. RCs are administered via systemic delivery, which enables their use in tumour types not accessible to external beam radiation and the targeting of cancer cells that have spread from the main tumour to other sites in the body.

About FPI-2265

FPI-2265 is an actinium-225 based PSMA-targeting RC for mCRPC, currently in a Phase II trial.

Actinium-225 emits alpha particles and holds the promise of being a next-generation radioisotope in cancer treatment. By delivering a greater radiation dose over a shorter distance, alpha particles such as actinium-225 have the potential for more potent cancer cell killing, and targeted delivery, thereby minimising damage to surrounding healthy tissue.

About Fusion

Fusion Pharmaceuticals is a clinical-stage oncology company focused on developing next-generation RCs. Fusion connects alpha particle emitting isotopes to various targeting molecules to selectively deliver the alpha emitting payloads to tumours. Fusion’s clinical-stage development portfolio includes lead programme, FPI-2265, targeting PSMA for mCRPC and novel RCs targeting solid tumours.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

Additional information and where to find it

In connection with the proposed transaction, Fusion intends to file a proxy circular with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR IN ITS ENTIRETY IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the proxy statement and other relevant documents, when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca may be obtained at no charge on the investor relations page of AstraZeneca’s internet website at www.astrazeneca.com/investor-relations.html. Copies of the documents filed with the SEC by Fusion may be obtained at no charge under the “Investors & Media” section of Fusion’s website at https://ir.fusionpharma.com/sec-filings.

Participants in the solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication is not a substitute for any circular Fusion may file with the SEC in connection with the proposed transaction.

AstraZeneca, its directors and certain of its executive officers and other employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement when it is filed with the SEC. Information about AstraZeneca’s directors and executive officers is also available in AstraZeneca’s Form 20-F filed with the SEC on 20th February 2024, and other documents subsequently filed by AstraZeneca with the SEC. These documents will be available free of charge from the sources indicated above.

Fusion, its directors and certain of its executive officers and other employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement when it is filed with the SEC. Information about Fusion’s directors and executive officers is also available in Fusion’s Form 10-K filed with the SEC on 16th March 2023, Fusion’s proxy statement for its annual meeting of shareholders, which was filed with the SEC on 27th April 2023, and other documents subsequently filed by Fusion with the SEC. These documents will be available free of charge from the sources indicated above.

Forward-looking statements

This document may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to the proposed acquisition of Fusion by AstraZeneca. Such forward looking statements include, but are not limited to, the ability of AstraZeneca and Fusion to complete the transactions contemplated by the arrangement agreement, including the parties’ ability to satisfy the conditions set forth in the arrangement agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and Fusion’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of Fusion, the potential effects of the acquisition on both AstraZeneca and Fusion, the possibility of any termination of the arrangement agreement, as well as the expected benefits and success of FPI 2265, and other pipeline product or any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and Fusion’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that FPI-2265 will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the proposed transaction; uncertainties as to how many of Fusion’s shareholders will vote in favour of the proposed transaction; the possibility that various conditions to the consummation of the proposed transaction may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the arrangement agreement and the impact of the announcement and pendency of the transactions on Fusion’s business; the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defence, indemnification and liability; the possibility that the achievement of the specified milestone described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID 19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Fusion undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20 F for the year ended 31st December 2023 and Fusion’s Annual Report on Form 10 K for the year ended 31st December 2023, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Fusion with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, Respiratory & Immunology and Vaccines & Immune Therapies. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts

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Adrian Kemp

Company Secretary

AstraZeneca PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary